ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

June 16, 2022	Edward B. Baer
T +1 415 315 6328

edward.baer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Kimberly A. Browning

Re:	BondBloxx ETF Trust (the “Trust”)
File Nos. 333-258986 and 811-23731

Dear Ms. Browning:

This letter is being filed to respond to the telephonic comments received from you on May 18, 2022 regarding Post-Effective Amendment No. 4 to the Trust’s Registration Statement on Form N-1A filed on April 6, 2022. The Staff’s comments, together with the Trust’s responses thereto, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Trust’s amended Registration Statement. The Trust’s responses are reflected, to the extent applicable, in Post-Effective Amendment No. 9 to the Trust’s Registration Statement, which the Trust expects to be filed on or about June 21, 2022. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.

Prospectus

1.	Comment: Please revise any descriptions of the Index or Underlying Index that are inaccurate or incomplete.

Response: Registrant agrees to review and revise the Index and Underlying Index disclosures to ensure they are accurate and complete.

Investment Objective

2.	Comment: The investment objective mentions duration as a measurement test which does not align with the description of the Index. Please revise the Fund’s investment objective and disclosures throughout the document to align with the Index and the name of the Fund.

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Response: The Registrant has made the requested changes. The investment objective has been revised to remove the reference to “short duration,” and to reflect that 1-10 year maturity of the Index. It now reads:

“The BondBloxx JP Morgan USD Emerging Markets 1-10 Year Bond ETF (the “Fund”) seeks to track the investment results of an index composed of U.S. dollar-denominated emerging market bonds with an average life of below 10 years.”

Principal Investment Strategies

3.	Comment: Please clarify the lowest applicable maturity of bonds included in the Index and what the Fund means by “average life.”

Response: The Index contains all bonds in the Underlying Index that have a face amount of at least $1 billion and which have an average life of below 10 years. “Average life” is the length of time the principal of a debt issue is expected to be outstanding. Put another way, the “average life” is the weighted average time until principal repayment of a security. Consistent with the index methodology for the Index and the Underlying Index, bonds with a remaining maturity of at least six months at the most recent month-end rebalance will be included in the Index and the Underlying Index. Bonds that have a remaining maturity of less than six months on a month-end rebalance date are removed from the Index and the Underlying Index.

4.	Comment: To the extent that the Fund will use a layering of indices, please clarify in plain English why dual layering is necessary.

Response: While the Index includes a subset of securities in the Underlying Index, the index methodology for the Index eliminates bonds with an average life of 10 years or more and bonds that have an outstanding face amount of less than $1 billion. The Underlying Index defines the broad universe of securities that could be eligible for inclusion in the Index before the Index’s methodology eliminates specific bonds that don’t meet the two foregoing additional criteria. In this connection, Registrant has added the following sentence to the Principal Investment Strategies section:

The Index and the Underlying Index differ in that the Index includes only bonds in the Underlying Index that have an average life below 10 years and that have an outstanding face amount of $1 billion (as opposed to $500 million for the Underlying Index).

5.	Comment: Please specify the actively traded external debt instruments tracked by the Underlying Index.

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Response: “External debt instruments” means the U.S. dollar denominated bonds issued by sovereign or quasi-sovereign issuers in the index-eligible countries representing the portion of a country's debt that is borrowed from foreign lenders, including commercial banks, governments, or international financial institutions.

6.	Comment: Please consider adding Item 4 risk disclosures for the five listed highest weighted countries in the Index. Alternatively, please explain to the Staff why disclosures are not appropriate.

Response: Registrant respectfully declines to make the requested change. As of May 1, 2022, the five highest weighted countries in the Index comprise of 24.3% of the Index, and no country comprises more than 5.65% of the Index. Because the Index rebalances monthly and the composition of the Index can change over time, Registrant does not believe that it is appropriate to include country specific risks for countries that may cease to be included in the group of the five highest weighted countries in the Index.

7.	Comment: The index description for the Index notes that the bonds eligible for inclusion in the Index include both “fixed-rate” and “floating-rate” instruments. Please clarify the types of instruments used and provide corresponding Item 4 risk disclosures.

Response: The Index currently consists of fixed and floating rate bonds issued by sovereign and quasi-sovereign entities. Approximately 85% of the Index consists of sovereign bonds, while 15% consists of quasi-sovereign obligations. Registrant believes the Item 4 risk disclosure regarding bonds added to the Fund includes an adequate description of the principal risks of investing in the Fund, including the risks of fixed and floating rate instruments.

8.	Comment: Please clarify and make distinct the use of “an underlying index” in the representative sampling disclosure from the defined term, “Underlying Index.”

Response: The requested change has been made.

9.	Comment: Please revise the description of the Fund’s 80% policy to indicate the types of investments suggested by the Fund’s name. In addition, remove the term “generally” from the Fund’s 80% policy.

Response: The requested changes have been made. The Fund’s 80% policy makes it clear that the Fund will invest at least 80% of its assets in emerging markets bonds denominated in U.S. dollars.

10.	Comment: The Fund’s 80% policy notes that the Fund may invest in derivatives. Please specify each type of derivative that the Fund may invest in and include corresponding Item 4 risk disclosures for each type of derivative.

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Response: Registrant respectfully declines to make the requested change. Consistent with industry practice and Commission staff guidance, a fund may obtain the requisite exposure to comply with its 80% policy either through investments directly in securities or indirectly using derivatives. While the Fund does not intend to use derivatives to meet its 80% policy, it reserves the right to do so. Further, Registrant believes that its Item 4 risk disclosures adequately reflect its anticipated principal investment strategies and corresponding risks.

11.	Comment: Pursuant to Rule 35d-1, the Staff objects to the use of “e.g.” in the description of the Fund’s 80% policy.

Response: Registrant respectfully declines to make the requested change. As noted in response to comment 10 above, Registrant is permitted to seek to meet its 80% policy either directly or indirectly. If Registrant determines to seek to meet its 80% policy indirectly, it may do so by investing in derivatives, in another fund that invests in the same securities as the Fund or by some other permissible means. The use of “e.g.” by the Registrant is meant to provide investors with an example of how the Fund might seek to meet its 80% policy. If the Fund determined to seek to meet is 80% policy indirectly, including through derivatives, Registrant would provide Item 4 risk disclosure relating to any such method of seeking to meet its 80% policy. At present, Registrant believes that its Item 4 risk disclosures adequately reflect its anticipated principal investment strategies and corresponding risks.

12.	Comment: Please revise the description of the Fund’s 20% bucket to specify the derivatives that will be used. In addition, we note that if the Fund uses OTC derivatives, those derivatives must be valued using their mark-to-market value rather than their notional value.

Response: The Fund does not treat derivatives as principal investments, so the Registrant respectfully declines to make this requested change. However, Registrant acknowledges that if the Fund invests in OTC derivatives, such derivatives will be valued using their mark-to-market value rather than their notional value.

13.	Comment: Please disclose the industry or group of industries that the Fund will be concentrated in and include the risks of such industries.

14.	Response: As of May 31, 2022, the Index was not concentrated in any industry, so the Fund will not be concentrated in any industry.

15.	Comment: In the Fund’s “Industry Concentration Policy,” please revise the disclosure to state that only “tax exempt” securities issued by state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Response: The requested changes have been made.

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16.	Comment: To the extent the Fund invests in other investment companies, the Fund should look through to the holdings of such other investment companies to determine whether the Fund is concentrated in a particular industry.

Response: Registrant confirms that, to the extent the Fund invests in other investment companies, it will consider the holdings of such other investment companies, to the extent they are known, for purposes of determining whether the Fund is concentrated in a particular industry.

Principal Risks

17.	Comment: Please review the principal risks and supplement with any missing risks that are principal to the Fund.

Response: Registrant has reviewed the principal risks and determined to add risk factors relating investing in bonds, the fact that the Fund is a new fund, the risk of large redemptions, the risk of investing in other investment companies and inflation risk.

18.	Comment: Please add the risks of a new fund as a principal risk.

Response: The requested change has been made.

19.	Comment: Please add “Exchange-Traded Fund (ETF) and Other Investment Company Risk” if the Fund will invest in other ETFs and investment companies.

Response: The requested change has been made.

20.	Comment: “Interest Rate Risk” indicates that the Fund will hold “certain fixed-income investments.” Please disclose the types of fixed-income investments intended to be held by the Fund and include each type in Item 4.

Response: Registrant has added risk disclosure regarding investments in bonds and sovereign and quasi-sovereign obligations.

21.	Comment: Please confirm that the Index is weighted as described in “Concentration Risk.”

Response: Registrant has revised the concentration risk to match the characteristics of the Index.

22.	Comment: Please add a disclosure in “Cybersecurity Risks” that there is currently a proposed rule that would enhance and standardized cybersecurity risk disclosures.

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Response: As discussed on the call, Registrant respectfully declines to make the requested change since the proposed rule has not been adopted.

23.	Comment: The Staff notes that there is no Item 4 strategy disclosure that correlates with “Illiquid Investments Risk.” Please add correlating Item 4 strategy disclosure for illiquid investments, or explain to the Staff why it is appropriate to have this risk with no strategy disclosure. Alternatively, if the risk is non-principal, please relocate this risk to the Statement of Additional Information.

Response: Registrant respectfully declines to make the requested change. Given the nature of the Fund’s investments, from time to time bonds of sovereign or quasi-sovereign issuers may become illiquid. While the Fund does not intend to invest in illiquid securities, certain of the Fund’s investments may become illiquid, so Registrant believes that the disclosure is appropriate.

24.	Comment: Please revise “Market Trading Risk” to explain the consequences to shareholders of an ETF trading at a premium or discount.

Response: Registrant has added the following to the Market Trading Risk factor: “Accordingly, if a shareholder purchases Fund shares at a time when the market price is at a premium to the NAV, or sells shares at a time when the market price is at a discount to the NAV, the shareholder may sustain losses.”

More Information About the Fund

25.	Comment: Please move the paragraph beginning with “An index is a financial calculation…” to the “Principal Investment Strategies” section.

Response: Registrant respectfully declines to make the requested change. Registrant believes the disclosure is appropriately located given the discussion of the Index and the Underlying Index that immediately follows.

26.	Comment: Please confirm that the license agreement with the Index Provider will be filed as an exhibit to the Registration Statement.

Response: Registrant intends to file the applicable sub-license agreement and confirms that the Fund is not a party to the license agreement.

Statement of Additional Information

Timing of Submission of Purchase Orders

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27.	Comment: Please revise the disclosure to remove references to “accepted” purchase orders with “received” or “received in good order.”

Response: The requested change has been made.

Acceptance of Orders for Creations Unit

28.	Comment: With respect to the disclosure regarding the acceptance of orders for creation units, please revise the following from “Each Fund reserves the absolute right to reject or revoke a creation order transmitted by the Distributor or its agent if .. . .” to “Each Fund reserves the right to reject a creation order transmitted to it by the Distributor or its agent for any legally permitted reason if . . . .”

Response: As noted, we received this comment and the comment immediately below relating to rejection of creation orders in connection with staff comments on Post-Effective Amendment No. 1, and had a call with our disclosure reviewer and personnel from Chief Counsel’s Office on May 19, 2022. Subsequent to that call, we notified our reviewer that the Registrant respectfully declines to make the requested changes.

29.	Comment: Related to comment 28, above, please delete the following categories as a reason the Fund may reject a creation order: “(iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund” and “(vi) acceptance of the Fund Deposit would, in the discretion of the Fund or BIM, have an adverse effect on the Fund or the rights of beneficial owners.”

The Staff believes this disclosure may have been derived from statements related to prior exemptive relief that has been rescinded in light of the adoption of Rule 6c-11. The Commission stated in the adoption of Rule 6c-11 that an ETF generally may suspend the issuance of creation units only for a limited period of time and only due to extraordinary circumstances such as when the markets on which the ETF’s holdings are traded are closed for a limited period of time. See Securities Act Release No. 10695: “If a suspension of creations impacts the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV.”

Response: As noted above, the Registrant respectfully declines to make the requested change.

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Please do not hesitate to contact me at (415) 315-6328 if you have any comments or if you require additional information regarding the Funds.

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Sincerely,

/s/ Edward B. Baer

Edward B. Baer